

Advantage Announces 2015 Guidance and Development Plan Update

Glacier Outperformance Enables $110 million Capital Reduction in 2015 & Maintains 36% Planned Growth to 183 mmcfe/d

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, February 17, 2015 – The Board of Directors has approved a 2015 capital budget of $160 million which maintains Advantage's financial strength, operational flexibility and future growth plans. As a result of outstanding well and operating performance at Glacier, the 2015 capital program has been reduced by $110 million from prior estimates while production growth of 36% to 183 mmcfe/d in July 2015 remains unchanged. Based on an average 2015 Aeco natural gas price of Cdn $2.50/GJ, year-end total debt to trailing cash flow is estimated at two times which maintains financial flexibility for continued growth in future years.

Glacier outperformance enables lower capital in 2015 and beyond. Improved capital efficiencies resulting from enhanced Montney well results and lower production declines has resulted in a reduction in the number of new wells that were originally scheduled to be drilled and completed in 2015 through 2017. As a result, total estimated capital expenditures for 2015 are reduced by $110 million and $150 million for the combined 2015 through 2017 period with no changes to our growth plans. Future production is anticipated to grow to 205 mmcfe/d (34,167 boe/d) and 245 mmcfe/d (40,830 boe/d) by the second quarter of 2016 and 2017, respectively. The annual average production growth is 22% per year for the 2015 to 2017 period. The 2015 through 2017 plan includes estimated capital expenditures of $545 million and maintains an average year-end total debt to trailing cash flow of 1.6 at an average natural gas price of Aeco Cdn $2.95/GJ over the period.

160 mmcf/d of new productivity is currently available to achieve Advantage's 2015 production target. The 160 mmcf/d of first month productivity is based on 16 completed wells from our 33 well recent drilling program and includes a number of older wells which are currently shut-in due to plant capacity constraints. These standing wells will be utilized to increase production to 183 mmcfe/d and are capable of sustaining production to early 2016. The remaining 17 wells from our 2014 program have been drilled and will be completed and brought on production as required in 2016.

Glacier plant expansion in 2015 provides flexibility to optimize future development. The completion of Advantage's 100% owned Glacier gas plant expansion in July 2015 will increase processing capacity to 250 mmcf/d including 70 mmcf/d of spare capacity to meet future growth in 2016 and 2017. Additionally, our gas plant will be capable of processing varying amounts of dry and liquids rich gas production with the installation of natural gas liquids extraction and condensate stabilization equipment. As a result, additional corporate flexibility and discretion will be available to vary the number of dry or liquids rich gas wells drilled in order to optimize investment returns.

Glacier Outperformance – Improved Well Results & Low Cost Structure

Advantage's continued operating outperformance demonstrated by exceptional well performance and an industry leading low cost structure are key factors in providing sustainable and efficient growth.

Since the summer of 2013, wells completed with slick water fracs have consistently outperformed expectations for longer term well production rates. As a result of lower than expected well declines, we are able to reduce the pace at which new wells are scheduled to be drilled, completed and brought on-stream. To date, none of the wells from our recent drilling program have been required to maintain production, far surpassing our earlier assumptions. We have only recently initiated production from a five well pad, which remained from our 2013 winter drilling program, to offset normal production declines.

The improved production results in the Upper, Middle and Lower Montney at Glacier have resulted in single well economics with rates of return exceeding 30% at a natural gas price of Aeco Cdn $2.50/GJ.

Advantage's industry leading cost structure is reinforced by our fourth quarter 2014 operating costs which are estimated to be $0.34/mcfe and $0.32/mcfe for calendar year 2014, consistent with our expectations. Total cash costs (includes royalties, operating costs, cash G&A, interest & other expenses) for 2014 are estimated to be $0.89/mcfe which reinforces the sustainability of our development plan.

Transportation Commitments

Since 2008, Advantage's growing firm sales gas transportation capacity with TransCanada Pipelines ("TCPL") is secured through a series of contracts containing varying amounts of volume and time commitments. Firm service contracts to support the planned production growth to 183 mmcfe/d in July 2015 and to 205 mmcfe/d in April 2016 have been secured. These future contracts will become effective at the respective dates planned for production increases. Advantage's firm service contract layering strategy provides flexibility in managing the level of future transportation service without exposing the Corporation to excessive financial commitments.

Hedging Program Continues to Provide Significant Benefits

Advantage's natural gas price hedge positions provide downside cash flow protection in support of our multi-year development program. Advantage's financial strategy includes adding future hedge positions as opportunities arise to support our capital investment program.

For 2015 and 2016, we have 54% and 31% of our net forecast production hedged at an average price of $3.90/mcf and $3.93/mcf, respectively. For the first quarter of 2017, we have hedged 25% of our net forecast production at an average price $3.95/mcf.

Development Plan and 2015 Guidance

Advantage has historically provided guidance and estimates for a 12 month period aligned to the start of the second quarter of each year which reflected earlier Glacier development program cycles. With the growth in our capital programs resulting in more consistent activity levels throughout the year, Advantage is now providing calendar year guidance and estimates.

Advantage's production growth plan for the 2015 through 2017 period remains unchanged and includes production increases to 183 mmcfe/d in July 2015, 205 mmcfe/d in the second quarter of 2016 and 245 mmcfe/d in the second quarter of 2017. Annual average production growth over the 2015 through 2017 period is 22%. Total capital expenditures for this period are estimated at $545 million and includes the drilling of 70 Montney wells. Total plant and pipeline capital of $80 million is included in the total capital expenditure estimate of $545 million. In 2015, a total of $66 million will be spent on facilities, pipelines and utility systems including the Glacier gas plant expansion.

Based on an average Aeco Cdn gas price of $2.95/GJ for 2015 through 2017, the average year-end total debt to trailing cash flow for the 2015 through 2017 period is estimated to be 1.6 and the average year-end total debt to forward cash flow is 1.3. Our rate of capital investment and future production growth is based on the financial discipline necessary to preserve corporate operational and financial flexibility (Please review our February 2014 Investor presentation which contains details on our development plan).

2015 Budget & Guidance

The table below provides calendar year estimates for 2014 and approved Budget and Guidance for 2015:

	2014 Estimate[1]	2015 Guidance[2]
Average Production (mmcfe/d)	132	150-160
% Annual Production growth	26%[4]	18%
Exit Production (mmcfe/d)	134	180-190
Royalty Rate (%)	4.7%	4.5% to 5.5%
Operating costs ($/mcfe)	$0.32	$0.32 to $0.37
Capital Expenditures ($ Million)	$237	$145 to $175
# Wells	39[3]	15

[1] Management estimates and are unaudited. Advantage is targeting to report its audited financial and operating results after markets on March 25, 2015.
[2] Based on an average Aeco Cdn $2.53/GJ natural gas price for 2015.
[3] Includes a portion of wells from our Phase VI and Phase VII drilling programs
[4] 2014 growth calculation based on Glacier production (excludes production from asset dispositions completed in 2013.)

Capital expenditures of $237 million in 2014 included $40 million related to pipeline, plant and land costs.

Based on the mid-point of 2015 guidance, cash flow for 2015 is estimated to be approximately $135 million with year-end total debt to trailing cash flow of 2.1 times or a year-end total debt to forward year cash flow of 1.5 times (based on a 2016 natural gas price of Aeco Cdn $3.00/GJ).

During the first half of 2015, capital expenditures are estimated at $112 million with $45 million allocated for the expansion of our Glacier gas plant. During the second half of 2015, capital expenditures will include an acid gas and water disposal system upgrade and the completion and tie-in of some of the remaining new wells.

During the second quarter of 2015, production is expected to be approximately 131 mmcfe/d due to downtime associated with final construction work to complete the expansion of our Glacier gas plant. In November 2015, TCPL has planned a six day outage to conduct maintenance activities on their northwest Alberta main sales gas pipeline which will impact Glacier production.

The strong operational results at Glacier continues to demonstrate the high quality of our Montney asset and provides a solid foundation to facilitate value growth through lower risk capital investment. Our Management and Board are focused on developing the Corporation's Glacier Montney resource play in a manner that grows long term value and preserves the financial strength and the long term sustainability of Advantage.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth; Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier development plan; expected maintenance work to be performed by TransCanada during the fourth quarter of 2015; expectations as to the number of wells in Advantage's 2014 program required to provide sufficient production inventory to maintain production at anticipated levels; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; Advantage's expected timing of reporting results from its new Valhalla land block; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	*barrels*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
mcf	*thousand cubic feet*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*